

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Dennis O'Leary
Chief Executive Officer
DarkPulse, Inc.
815 Walker Street
Suite 1155
Houston , TX 77002

> **Re: DarkPulse, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2022**
> **File No. 333-265401**

Dear Mr. O'Leary:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Josh Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Technology

cc: Brian Higley